Form 20-F
period 2021-12-31
mCloud Technologies Corp.
filed 2022-05-02
CIK 1756499

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
Commission file number
001-40745
mCloud Technologies Corp.

(Exact name of registrant as specified in its charter)
Not Applicable

(Translation of registrant’s name into English)
British Columbia, Canada

(Jurisdiction of incorporation or organization)
550-510
Burrard Street
Vancouver,
British Columbia
Canada, V6C 3A8

(Address of principal executive offices)
Chantal Schutz, Chief Financial Officer
550-510
Burrard Street, Vancouver, British Columbia, Canada, V6C 3A8
(604)
669-9973

(Name, telephone,
e-mail
and/or facsimile number and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered

Common Stock	MCLD	NASDAQ

Common Stock	MCLD	TSXV

Warrants	MCLD.W	NASDAQ

Warrants	MCLD.WT	TSXV

Debentures	MCLD.DB	TSXV
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The number of outstanding shares of each class of capital or common stock as of April 4, 2022 was:
16,150,100
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐ Yes  ☒  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐
Yes  ☒  No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
☒  Yes  ☐  No
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  ☒  Yes  ☐  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
of the Exchange Act. (Check one):
Large accelerated filer  ☐  Accelerated
filer  ☐
Non-accelerated
filer
☐
  Emerging growth company  ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange
Act
.
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐  Yes  ☒  No
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:    U.S. GAAP ☐  IFRS ☒  Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐ Item 18 ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act).    Yes  ☐    No  ☒

Auditor Firm ID: 85	Auditor Name: KPMG LLP	Auditor Location: Calgary, Alberta Canada

ANNUAL INFORMATION FORM, AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS
Annual Information Form
The Registrant’s Annual Information Form for the fiscal year ended December 31, 2021 is attached as Exhibit 99.1 to this Annual Report on Form
20-F
and is incorporated herein by reference.
Audited Annual Consolidated Financial Statements
The Registrant’s audited annual consolidated financial statements for the fiscal year ended December 31, 2021, including the report of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this Annual Report on Form
20-F.
Management’s Discussion and Analysis
The Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2021 is attached as Exhibit 99.3 to this Annual Report on Form
20-F
and is incorporated herein by reference.

CROSS REFERENCE TO FORM
20-F

Item No.	Item Description	Exhibit	Page(s)
Item 1	Identity of Directors, Senior Management and Advisers	N/A
Item 2	Offer Statistics and Expected Timetable	N/A
Item 3	Key Information
A	[Reserved]	N/A
		99.2	1-4
		99.3	24-25
B	Capitalization and indebtedness	N/A
C	Reasons for the offer and use of proceeds	N/A
D	Risk factors	99.1	36-50
Item 4	Information on the Company
A	History and development of the company	99.1	9-25
B	Business overview	99.1	26-36
C	Organizational structure	99.1	12
D	Property, plants and equipment	99.1	35
Item 4A	Unresolved Staff Comments	N/A
Item 5	Operating and Financial Review and Prospects
A	Operating results	99.3	25 -35
B	Liquidity and capital resources	99.3	36-39
C	Research and development, patents and licenses, etc.	99.1	30-35
D	Trend information	99.3	37
E	Off-balance sheet arrangements	99.3	46
F	Tabular disclosure of contractual obligations	99.3	37-39
G	Safe harbor	99.3	18-21
		99.3	50-51
Item 6	Directors, Senior Management and Employees
A	Directors and senior management	99.1	55-59
B	Compensation	99.1	59-65
C	Board practices	99.1	65-67
D	Employees	99.1	34-35
E	Share ownership	99.1	55-57
Item 7	Major Shareholders and Related Party Transactions
A	Major shareholders	99.1	67-68
B	Related party transactions	99.2	38
		99.3	42-43
C	Interests of experts and counsel	N/A
Item 8	Financial Information
A	Consolidated statements and other financial information	99.1	26-27
		99.2	1-4
		99.3	24-37
B	Significant changes	N/A
Item 9	The Offer and Listing
A	Offering and listing details	99.1	50-55
B	Plan of distribution	N/A
C	Markets	99.1	52-55
D	Selling shareholders	N/A
E	Dilution	N/A
F	Expenses of the issue	N/A
Item 10	Additional Information
A	Share capital	N/A
B	Memorandum and articles of association	99.1	9-10
C	Material contracts	99.1	70
D	Exchange controls	N/A
E	Taxation	(1)
F	Dividends and paying agents	N/A
G	Statement by experts	N/A
H	Documents on display	99.1	70
I	Subsidiary information	N/A
Item 11	Quantitative and Qualitative Disclosures About Market Risk	99.3	41-42
Item 12	Description of Securities Other than Equity Securities
A	Debt securities	N/A
B	Warrants and rights	N/A
C	Other securities	N/A
D	American depositary shares	N/A
Item 13	Defaults, Dividend Arrearages and Delinquencies	99.1	48-49, 69
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	N/A
Item 15	Controls and Procedures	(1)
Item 16	[Reserved]
Item 16A	Audit Committee Financial Expert	99.1	65-67
Item 16B	Code of Ethics	99.1	68
Item 16C	Principal Accountant Fees and Services	99.1	67, 71-78
Item 16D	Exemptions from the Listing Standards for Audit Committees	N/A
Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	99.1	53
Item 16F	Change in Registrant’s Certifying Accountant	N/A
Item 16G	Corporate Governance	(1)
Item 16H	Mine Safety Disclosure	N/A
Item 17	Financial Statements	N/A
Item 18	Financial Statements	99.2	1-51
Item 19	Exhibits	Exhibit Index	Exhibit Index

(1)	Disclosure required by this item is included in this Annual Report and not incorporated by reference.

ITEM 10E
Certain U.S. Federal Income Tax Considerations
This summary describes certain U.S. federal income tax consequences of the ownership and disposition of the common shares of mCloud Technology Corp. (the “
Company
”) (“
Common
Shares
”) by U.S. holders.
This summary does not address the U.S. federal income tax consequences of the ownership and disposition by
non-U.S.
holders of Common Shares. The discussion below is limited to U.S. federal income tax matters. Accordingly, holders should consult their tax advisors regarding the U.S. federal alternative minimum, the Medicare tax on net investment income, U.S. federal estate and gift, U.S. state and local, and
non-U.S.
tax consequences (including the potential application of and operation of any income tax treaties) relating to the ownership and disposition of Common Shares.
This summary is based on provisions of the U.S. Internal Revenue Code (the “
Code
”), U. S. Treasury regulations promulgated thereunder (whether final, temporary, or proposed), administrative rulings, and judicial interpretations thereof, and the
Canada-U.S.
Tax Treaty, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect.
This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a holder as a result of the ownership and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder, including specific tax consequences to a holder under applicable tax treaties other than the
Canada-U.S.
Tax Treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any holder. Holders should consult their tax advisors regarding such tax consequences in light of their individual circumstances.
This summary is limited to considerations relevant for investors holding Common Shares as capital assets (generally, property held for investment). This summary does not discuss all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special tax rules, such as:

•	banks, thrifts, mutual funds, financial institutions, underwriters, insurance companies;

•	real estate investment trusts and regulated investment companies;

•	tax-exempt organizations, pension funds, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

•	expatriates or former long-term residents of the U.S.;

•	persons holding shares through a partnership, limited liability, or other fiscally or tax transparent entity;

•	dealers or traders in securities, commodities or currencies;

•	grantor trusts;

•	persons subject to the alternative minimum tax;

•	U.S. persons whose “functional currency” is not the U.S. dollar;

•	partnerships or other pass-through entities;

•
persons who received Common Shares through the exercise of incentive stock options or through the issuance of restricted stock under an equity incentive plan or through a tax-qualified
retirement plan or through other compensatory arrangements;

•	persons who own (directly, indirectly or constructively) 10% or more (by vote or value) of the outstanding shares of the Company; or

•
holders holding Common Shares as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction” or other integrated investment, or as other than a capital asset.

Holders that are subject to special provisions under the Code, including holders described immediately above, should consult their tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and
non-U.S.
tax consequences of the ownership and disposition of Common Shares.
As used in this Annual Report, the term “
U.S. holder
” means a beneficial owner of Common Shares, that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation or other entity taxable as a corporation that is created or organized in or under the laws of the U.S., any state in the U.S. or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust that (i) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons with respect to all of its substantial decisions, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

As used in this Annual Report, the term “
non-U.S.
holder
” means a beneficial owner (other than a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) of Common Shares, that is not a U.S. holder.
The U.S. federal income tax treatment of a partner in a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that holds Common Shares generally will depend on the status of the partner and the activities of the partnership. A partnership or partner in a partnership that holds Common Shares should consult its own tax advisor regarding the tax consequences of investing in and disposing of Common Shares.
U.S. Federal Income Tax Consequences to U.S. Holders of the Ownership and Disposition of Common Shares
Distributions on Common Shares
Subject to the discussion under “
—Passive Foreign Investment Company Status
” below, the gross amount of any distribution on Common Shares (including withheld taxes, if any) made out of the Company’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to a U.S. holder as ordinary dividend income on the date such distribution is actually or constructively received. Any such dividends paid to corporate U.S. holders generally will not qualify for the dividends-received deduction that may otherwise be allowed under the Code with respect to dividends received from U.S. corporations. Distributions in excess of the Company’s current and accumulated earnings and profits will be treated first as a non-taxable
return of capital to the extent of the U.S. holder’s basis in such holder’s Common Shares, and thereafter as capital gain. There can be no assurance that the Company will maintain calculations of its earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. holders should therefore assume that any distribution with respect to Common Shares will constitute ordinary dividend income.

Dividends paid in currencies other than the U.S. dollar, if any, will generally be taxable to a U.S. holder as ordinary dividend income in an amount equal to the U.S. dollar value of the currency received on the date such distribution is actually or constructively received. Such U.S. dollar value must be determined using the spot rate of exchange on such date, regardless of whether the
non-U.S.
currency is actually converted into U.S. dollars on such date. The U.S. holder may realize exchange gain or loss if the currency received is converted into U.S. dollars after the date on which it is actually or constructively received. Any such gain or loss will be ordinary and will generally be treated as from sources within the U.S. for U.S. foreign tax credit purposes.
Dividends received by
non-corporate
U.S. holders (including individuals) from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a
non-U.S.
corporation will be treated as a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the U.S. which is determined by the U.S. Treasury Department to be satisfactory for purposes of these rules and which includes an exchange of information provision. The U.S. Treasury Department has determined that the
Canada-U.S.
Tax Treaty meets these requirements. A
non-U.S.
corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the U.S. U.S. Treasury Department guidance indicates that the common or ordinary shares which are listed on NASDAQ, should be considered readily tradable on an established securities market in the U.S. Accordingly, the Common Shares are expected to satisfy this requirement in respect of the taxable year ended December 31, 2021. However, there can be no assurance that the Common Shares will be considered readily tradable on an established securities market in future years. Notwithstanding the foregoing, the Company will not constitute a qualified foreign corporation for purposes of these rules if either it is a passive foreign investment company, or “PFIC”, for the taxable year in which it pays a dividend or for the preceding taxable year (see “
—Passive foreign investment company status
” below).
U.S. holders should consult their own advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends paid on Common Shares.
Subject to certain conditions and limitations, withholding taxes, if any, on dividends paid by the Company may be treated as foreign taxes eligible for credit against a U.S. holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules. For purposes of calculating the U.S. foreign tax credit, dividends paid on Common Shares will generally be treated as income from sources outside the U.S. and will generally constitute passive category income. The rules governing the U.S. foreign tax credit are complex. U.S. holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit under their individual circumstances.
Sale, Exchange, Redemption or Other Taxable Disposition of Common Shares
Subject to the discussion under “
—Passive Foreign Investment Company Status
” below, a U.S. holder will generally recognize gain or loss on any sale, exchange, redemption, or other taxable disposition of Common Shares in an amount equal to the difference between the U.S. dollar value of the amount realized on the disposition and such holder’s tax basis in the shares (determined in U.S. dollars). Any gain or loss recognized by a U.S. holder on a taxable disposition of Common Shares will generally be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in such shares exceeds one year at the time of the disposition. Preferential tax rates apply to long-term capital gains of a U.S. holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. holder that is a corporation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on the sale or exchange of Common Shares will generally be treated as U.S. source gain or loss. Each U.S. holder should consult its own tax advisor as to the tax treatment of dispositions of Common Shares in exchange for Canadian dollars.

Passive Foreign Investment Company Status
Notwithstanding the foregoing, certain adverse U.S. federal income tax consequences could apply to a U.S. holder if the Company is treated as a PFIC for any taxable year during which the U.S. holder holds Common Shares. A
non-U.S.
corporation, such as the Company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains.
The Company is not currently expected to be treated as a PFIC for U.S. federal income tax purposes for its taxable year ended December 31, 2021 or for foreseeable future taxable years. This conclusion is a factual determination, however, that must be made annually at the close of each taxable year and, thus, is subject to change. In addition, certain aspects of the PFIC rules are unclear and subject to differing interpretations. Accordingly, there can be no assurance that the Company will not be treated as a PFIC for any taxable year.
If the Company were to be treated as a PFIC, U.S. holders holding Common Shares could be subject to certain adverse U.S. federal income tax consequences with respect to gains realized on a taxable disposition of such shares and certain distributions received on such shares. In addition, dividends received with respect to Common Shares would not constitute qualified dividend income eligible for preferential tax rates if the Company is treated as a PFIC for the taxable year of the distribution or for its preceding taxable year. Certain elections (including a mark-to-market
election) may be available to U.S. holders to mitigate some of the adverse tax consequences resulting from PFIC treatment. U.S. holders should consult their tax advisors regarding the application of the PFIC rules to their investment in Common Shares.
Each current or prospective U.S. holder should consult its own tax advisor regarding potential status of the Company as a PFIC, the possible effect of the PFIC rules to such holder in their particular circumstances, information reporting required if the Company were treated as a PFIC and the availability of any election that may be available to the holder to mitigate adverse U.S. federal income tax consequences of holding shares in a PFIC.
Information Reporting and Backup Withholding
In general, information reporting will apply to dividends in respect of Common Shares and the proceeds from the sale, exchange, or redemption of Common Shares that are paid to a U.S. holder within the U.S. (and in certain cases, outside the U.S.), unless such holder is an exempt recipient. A backup withholding tax may apply to such payments if the holder fails to provide a taxpayer identification number (“
TIN
”) or certification of exempt status or fails to report in full its dividend and interest income (or if such holder otherwise fails to establish an exemption).

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS. The IRS may impose a penalty upon any taxpayer that fails to provide its correct TIN.
Certain U.S. holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar threshold are required to report information relating to Common Shares, subject to certain exceptions (including an exception for Common Shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, to their tax return, for each year in which they hold Common Shares. Failure to complete such reporting could result in substantial penalties and in the extension of statute of limitations with respect to such holder’s U.S. federal income tax returns. Holders should consult their tax advisors regarding the application of information reporting requirements relating to their ownership of Common Shares.
Certain Canadian Federal Income Tax Considerations
The following is a summary of the principal Canadian federal income tax considerations generally applicable to the holding and disposition of Common Shares by a beneficial owner, and who, at all relevant times, for purposes of the Income Tax Act (Canada) (the “
Tax Act
”): (i) deals at arm’s length with the Company; (ii) is not affiliated with the Company; (iii) holds the Common Shares as capital property; and (iv) has not entered into, with respect to the Common Shares, a “derivative forward agreement”, a “synthetic disposition arrangement” or a “dividend rental arrangement”, each as defined in the Tax Act (a “Holder”). Generally, the Common Shares will be capital property to a Holder provided the Holder does not acquire or hold such Common Shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade.
This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any Holder. Accordingly, Holders are urged to consult their own tax advisors with respect to their particular circumstances.
This summary is based upon the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act and the regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof, the
Canada-U.S.
Tax Convention (1980), as amended (the “
Treaty
”), the Fifth Protocol to the Treaty signed on September 21, 2007 (the “Protocol”), and Canadian tax counsel’s understanding of the current administrative practices published in writing by the Canada Revenue Agency. This summary does not otherwise take into account any changes in law, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations.
Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares must be converted into Canadian dollars based on exchange rates as determined in accordance with the Tax Act. The amount of dividends, if any, required to be included in the income of, and capital gains or capital losses realized by, a Holder may be affected by fluctuations in the Canadian / U.S. dollar exchange rate.
Holders Resident in the U.S.
This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and the Treaty: (i) is a resident of the U.S., (ii) is not, and is not deemed to be, a resident of Canada, and (iii) does not use or hold, and is not deemed to use or hold, the Common Shares in a business carried on in Canada (a “U.S. resident holder”). Special rules, which are not discussed in this summary, may apply to a U.S. resident holder that is an insurer that carries on an insurance business in Canada and elsewhere.

Dividends on Common Shares
Dividends paid or credited, or deemed under the Tax Act to be paid or credited, to a U.S. resident holder on Common Shares are subject to Canadian withholding tax under the Tax Act at the rate of 25%; however, the rate of Canadian withholding tax applicable to a U.S. resident holder is generally reduced to 15% under the Treaty (or 5% in the case of a U.S. resident holder that is a corporation beneficially owning at least 10% of the Common Shares). A U.S. resident holder must not be subject to the limitation on benefits restrictions in the Treaty to be entitled to the 15% (or 5%) withholding tax rate on dividends on the Common Shares.
Disposition of Common Shares
A U.S. resident holder for whom Common Shares are not “taxable Canadian property” will not be subject to tax under the Tax Act on the disposition of such shares. Generally, provided that Common Shares are listed on a “designated stock exchange” (which includes the TSX and the NASDAQ), Common Shares will not be taxable Canadian property to a U.S. resident holder at a particular time unless at any time during the
60-month
period immediately preceding that time (a) one or any combination of (i) the U.S. resident holder, (ii) persons with whom the U.S. resident holder did not deal at arm’s length, or (iii) partnerships in which the U.S. resident holder or a person with whom the U.S. resident holder did not deal at arm’s length held a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of the capital stock of the Company, and at that time (b) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) or an option in respect of, an interest in, or for civil law a right in, any such property, whether or not such property exists. Common Shares may also be deemed to be taxable Canadian property of a U.S. resident holder in certain circumstances. U.S. resident holders whose Common Shares may constitute taxable Canadian property should consult their own tax advisors.
Holders Resident in Canada
This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act, is, or is deemed to be resident in Canada (a “
Canadian resident holder
”). Certain Canadian resident holders may be entitled to make, or may have already made, the irrevocable election under subsection 39(4) of the Tax Act, the effect of which may be to deem the Common Shares (and all other “Canadian securities” as defined in the Tax Act) owned by such Canadian resident holder to be capital property in the taxation year in which the election is made and in all subsequent taxation years. Canadian resident holders to whom Common Shares might not otherwise be considered capital property should consult their own tax advisors regarding this election.
This portion of the summary is not applicable to a Canadian resident holder (i) that is a “specified financial institution” as defined in the Tax Act, (ii) an interest in which is a “tax shelter investment” as defined in the Tax Act, (iii) that is a “financial institution” for the purposes of the mark-to-market
rules in the Tax Act, (iv) that makes or who has made an election under section 261 of the Tax Act to report its “Canadian tax results” as defined in the Tax Act in a currency other than the Canadian currency, or (v) that is a corporation that, or is a corporation that does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that, is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Common Shares, controlled by (a) a non-resident
corporation, (b) a
non-resident
individual, (c) a
non-resident
trust, or (d) a group of persons comprised of any combination of persons included in (a) to (c) above that do not deal with each other at arm’s length for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Canadian resident holders should consult their own tax advisors.

Dividends on Common Shares
Dividends received or deemed to be received on Common Shares by an individual Canadian resident holder (including certain trusts) will be included in computing the individual’s income and will be subject to the gross-up
and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including an enhanced gross-up
and dividend tax credit for dividends designated as “eligible dividends” by the Company. Dividends received or deemed to be received on Common Shares by a Canadian resident holder that is a corporation will be included in computing its income and will generally be deductible in computing taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Canadian resident holder that is a corporation as proceeds of a disposition or a capital gain. A Canadian resident holder that is a “private corporation” or a “subject corporation” (each as defined in the Tax Act) may be liable to pay a 38 1/3% refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing the Canadian resident holder’s taxable income.
Disposition of Common Shares
Generally, a Canadian resident holder who disposes or is deemed to dispose of a subordinate voting share will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or less) than the adjusted cost base of the Common Shares to the Canadian resident holder.
Generally,
one-half
of any capital gain (a “
taxable capital gain
”) realized must be included in the Canadian resident holder’s income. Subject to and in accordance with the provisions of the Tax Act, one-half
of any capital loss (an “allowable capital loss”) must be deducted against taxable capital gains realized in the year of disposition. Any unused allowable capital losses may be applied to reduce net taxable capital gains realized in any of the three prior years or in any subsequent year in the circumstances and to the extent provided in the Tax Act.
The amount of any capital loss realized by a Canadian resident holder that is a corporation on the disposition of a subordinate voting share may be reduced by the amount of any dividends received (or deemed to be received) by the Canadian resident holder on such subordinate voting share to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a subordinate voting share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Canadian resident holders should consult their own tax advisors regarding their particular circumstances.
A Canadian resident holder that is throughout the year a “Canadian-Controlled Private Corporation” (as defined in the Tax Act) may be liable to pay a refundable tax at a rate of 10 2/3% on certain investment income, including taxable capital gains. Canadian resident holders that are “Canadian-Controlled Private Corporations” should consult their own tax advisors regarding their particular circumstances.
THE U.S. FEDERAL AND CANADIAN FEDERAL INCOME TAX CONSEQUENCES SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY. EACH HOLDER OF COMMON SHARES SHOULD CONSULT SUCH HOLDER’S TAX ADVISOR AS TO THE CONSEQUENCES OF AN INVESTMENT IN COMMON SHARES IN LIGHT OF SUCH HOLDER’S PARTICULAR CIRCUMSTANCES.

ITEM 15
Disclosure Controls and Procedures
It is the conclusion of our Chief Executive Officer and Chief Financial Officer that our Company’s disclosure controls and procedures (as defined in Exchange Act rules 13a-15(e) and 15d-15(e)), based on their evaluation of these controls and procedures as of the end of the period covered by this annual report, are ineffective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Company’s disclosure controls and procedures are ineffective for the reasons described on page 46 of Exhibit 99.3.
The Registrant’s principal executive officer and principal financial officer do not expect that the Registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
Management’s annual report on internal control over financial reporting
This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.
Please also refer to pages 46-48 of Exhibit 99.3 for Management’s discussion on internal control over financial reporting.
Attestation report of the registered public accounting firm
This annual report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.
Changes in Internal Control over Financial Reporting
Management has not evaluated changes in internal controls over financial reporting that occurred during the period due to the transition period established by the rules of the SEC for newly public companies as described above.
ITEM 16G
As a “foreign private issuer” under the U.S. Securities Exchange Act of 1934, as amended, the Registrant is permitted, pursuant to NASDAQ Stock Market Rule 5615(a)(3), to follow its home country practice in lieu of certain NASDAQ corporate governance standards provided that it discloses and describes the same. A description of the significant ways in which the Registrant’s governance practices currently differ from those followed by domestic companies pursuant to the Rule 5600 series of the NASDAQ Stock Market Rules is set out below:

•
Quorum Requirement
- NASDAQ Listing Rule 5620(c) provides that the minimum quorum requirement for a meeting of shareholders is 33
1
⁄
3
% of the outstanding common voting shares. The Registrant does not follow this Nasdaq Listing Rule. Instead, the Registrant follows the Registrant’s articles which provide that the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares.

•
Shareholder Approval Requirements
- In certain instances, Nasdaq Listing Rule 5635 requires each issuer to obtain shareholder approval before an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; and (iii) transactions other than public offerings. The Registrant does not follow this Nasdaq Listing Rule. Instead, the Registrant complies with the laws, rules and regulations of Canada and the Province of British Columbia and the policies of the TSX Venture Exchange, which have different requirements for shareholder approval (including, in certain instances, not requiring any shareholder approval) in connection with issuances of securities in the circumstances listed above.

EXHIBIT INDEX

Exhibit Number	Exhibit Description

1.1	Certificate of Incorporation and Articles, as amended and the Notice of Articles of the Company.

4.1	Credit agreement dated August 7, 2019 between the Company and Private Debt Fund VI LP

4.2	Form of Credit facility agreement dated between the Company and ATB Financial

4.3	Amalgamation agreement dated July 11, 2019 among the Company, 2199027 Alberta Ltd. and Fulcrum Automation Technologies Ltd. (incorporated by reference to Exhibit 99.30 of the Registrant’s Registration Statement on Form 40-F filed with the Commission on September 22, 2021)

4.4	Amending agreement dated April 22, 2019 between the Company and Agnity Global Inc. (incorporated by reference to Exhibit 99.29 of the Registrant’s Registration Statement on Form 40-F filed with the Commission on September 22, 2021)

4.5	Warrant Indenture dated January 14, 2020 between the Company and AST Trust Company (Canada) (incorporated by reference to Exhibit 99.2 of the Registrant’s Registration Statement on Form 40-F filed with the Commission on September 22, 2021)

4.6	Loan Agreement dated January 21, 2019 between the Company and Flow Capital Corp. (incorporated by reference to Exhibit 99.27 of the Registrant’s Registration Statement on Form 40-F filed with the Commission on September 22, 2021)

4.7	Warrant Indenture dated July 6, 2020 between the Company and AST Trust Company (Canada) (incorporated by reference to Exhibit 99.103 of the Registrant’s Registration Statement on Form 40-F filed with the Commission on September 22, 2021)

8.1	Subsidiaries

15.1	Consent of KPMG LLP

99.1	Annual Information Form for the fiscal year ended December 31, 2021 (incorporated by reference to Exhibit 99.3 of the Registrants Report on Form 6-K filed with the Commission on April 4, 2022)

99.2	Audited Annual Consolidated Financial Statements for the fiscal year ended December 31, 2021

99.3	Management’s Discussion and Analysis for the fiscal year ended December 31, 2021 (incorporated by reference to Exhibit 99.2 of the Registrants Report on Form 6-K filed with the Commission on April 4, 2022)

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form
20-F
and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

By:	/s/ Russel H. McMeekin

Name:	Russel H. McMeekin

Title:	Chief Executive Officer, President and Director
Date:    April 29, 2022