Form 20-F/A
period 2021-12-31
mCloud Technologies Corp.
filed 2022-05-12
CIK 1756499

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934
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
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

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

EXPLANATORY NOTE
This Amendment No. 1 (this “Amendment No. 1”) to the Annual Report on Form
20-F
for the fiscal year ended December 31, 2021, initially filed on May 2, 2022 (the “Original Filing”) is being filed solely to include (i) Exhibits 12.1 and 12.2, and (ii) Exhibits 13.1 and 13.2, which were omitted in the Original Filing due to a clerical error.
Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other items or disclosures contained in the Original Filing and does not reflect events occurring after the date of the Original Filing. This Amendment No. 1 consists solely of the cover page, this explanatory note, the exhibit index and the exhibits filed herewith.

EXHIBIT INDEX

Exhibit Number	Exhibit Description

1.1+	Certificate of Incorporation and Articles, as amended and the Notice of Articles of the Company.

4.1+	Credit agreement dated August 7, 2019 between the Company and Private Debt Fund VI LP

4.2+	Form of Credit facility agreement dated between the Company and ATB Financial

4.3+	Amalgamation agreement dated July 11, 2019 among the Company, 2199027 Alberta Ltd. and Fulcrum Automation Technologies Ltd. (incorporated by reference to Exhibit 99.30 of the Registrant’s Registration Statement on Form 40-F filed with the Commission on September 22, 2021)

4.4+	Amending agreement dated April 22, 2019 between the Company and Agnity Global Inc. (incorporated by reference to Exhibit 99.29 of the Registrant’s Registration Statement on Form 40-F filed with the Commission on September 22, 2021)

4.5+	Warrant Indenture dated January 14, 2020 between the Company and AST Trust Company (Canada) (incorporated by reference to Exhibit 99.2 of the Registrant’s Registration Statement on Form 40-F filed with the Commission on September 22, 2021)

4.6+	Loan Agreement dated January 21, 2019 between the Company and Flow Capital Corp. (incorporated by reference to Exhibit 99.27 of the Registrant’s Registration Statement on Form 40-F filed with the Commission on September 22, 2021)

4.7+	Warrant Indenture dated July 6, 2020 between the Company and AST Trust Company (Canada) (incorporated by reference to Exhibit 99.103 of the Registrant’s Registration Statement on Form 40-F filed with the Commission on September 22, 2021)

8.1+	Subsidiaries

12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certifications of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1+	Consent of KPMG LLP

99.1+	Annual Information Form for the fiscal year ended December 31, 2021 (incorporated by reference to Exhibit 99.3 of the Registrants Report on Form 6-K filed with the Commission on April 4, 2022)

99.2+	Audited Annual Consolidated Financial Statements for the fiscal year ended December 31, 2021

99.3+	Management’s Discussion and Analysis for the fiscal year ended December 31, 2021 (incorporated by reference to Exhibit 99.2 of the Registrants Report on Form 6-K filed with the Commission on April 4, 2022)

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith
+	Previously Filed

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on
Form 20-F
and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

By:	/s/ Russel H. McMeekin
Name:	Russel H. McMeekin
Title:	Chief Executive Officer, President and Director
Date: May 12, 2022