Form 20-F/A
period 2021-12-31
mCloud Technologies Corp.
filed 2022-08-22
CIK 1756499

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 2)

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

EXPLANATORY NOTE
This Amendment No. 2 (“Amendment No. 2”) to the Annual Report on Form
20-F
for the fiscal year ended December 31, 2021, initially filed on May 2, 2022 (the “Original Filing”) and amended on May 12, 2022 (“Amendment No. 1”) is being filed solely to update (i) the Cross Reference table to Form 20-F, (ii) Item 15 in the body of the original Filing, and (iii) Exhibits 99.2 and 99.3.
Other than as expressly set forth above, this Amendment No. 2 does not, and does not purport to, amend, update or restate any other items or disclosures contained in the Original Filing and does not reflect events occurring after the date of the Original Filing.

CROSS REFERENCE TO FORM
20-F

Item No.	Item Description	Exhibit	Page(s)
Item 1	Identity of Directors, Senior Management and Advisers	N/A

Item 2	Offer Statistics and Expected Timetable	N/A

Item 3	Key Information

A	[Reserved]	N/A

		99.2	1-6

		99.3	25-26

B	Capitalization and indebtedness	99.2	18-19

C	Reasons for the offer and use of proceeds	N/A

D	Risk factors	99.1	36-50

Item 4	Information on the Company

A	History and development of the company	99.1	9-25

B	Business overview	99.1	26-36

C	Organizational structure	99.1	12

D	Property, plants and equipment	99.1	35

Item 4A	Unresolved Staff Comments	N/A

Item 5	Operating and Financial Review and Prospects

A	Operating results	99.3	26-37

B	Liquidity and capital resources	99.3	37-40

C	Research and development, patents and licenses, etc.	99.1	30-35

D	Trend information	99.3	39

E	Off-balance sheet arrangements	99.3	47

F	Tabular disclosure of contractual obligations	99.3	39-41

G	Safe harbor	99.3	18-22

		99.3	51-52

Item 6	Directors, Senior Management and Employees

A	Directors and senior management	99.1	55-59

B	Compensation	99.1	59-65

C	Board practices	99.1	65-67

D	Employees	99.1	34-35

E	Share ownership	99.1	55-57

Item 7	Major Shareholders and Related Party Transactions

A	Major shareholders	99.1	67-68

B	Related party transactions	99.2	37-38

		99.3	43-44

C	Interests of experts and counsel	N/A

Item 8	Financial Information

A	Consolidated statements and other financial information	99.1	26-27

		99.2	1-6

		99.3	25-38

B	Significant changes	N/A

Item 9	The Offer and Listing

A	Offering and listing details	99.1	50-55

B	Plan of distribution	N/A

C	Markets	99.1	52-55

D	Selling shareholders	N/A

E	Dilution	N/A

F	Expenses of the issue	N/A

Item 10	Additional Information

A	Share capital	N/A

B	Memorandum and articles of association	99.1	9-10

C	Material contracts	99.1	70

		99.3	18-21

D	Exchange controls	N/A

E	Taxation	(1)

F	Dividends and paying agents	N/A

G	Statement by experts	N/A

H	Documents on display	99.1	70

I	Subsidiary information	N/A

Item 11	Quantitative and Qualitative Disclosures About Market Risk	99.3	42-43

Item 12	Description of Securities Other than Equity Securities

A	Debt securities	N/A

B	Warrants and rights	N/A

C	Other securities	N/A

D	American depositary shares	N/A

Item 13	Defaults, Dividend Arrearages and Delinquencies	99.1	48-49, 69

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	N/A

Item 15	Controls and Procedures	(1)

Item 16	[Reserved]

Item 16A	Audit Committee Financial Expert	99.1	65-67

Item 16B	Code of Ethics	99.1	68

Item 16C	Principal Accountant Fees and Services	99.1	67, 71-78

Item 16D	Exemptions from the Listing Standards for Audit Committees	N/A

Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	99.1	53

Item 16F	Change in Registrant’s Certifying Accountant	N/A

Item 16G	Corporate Governance	(1)

Item 16H	Mine Safety Disclosure	N/A

Item 17	Financial Statements	N/A

Item 18	Financial Statements	99.2	1-60

Item 19	Exhibits	Exhibit Index	Exhibit Index

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
47-49
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

8.1+	Subsidiaries

12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certifications of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG LLP

99.1+	Annual Information Form for the fiscal year ended December 31, 2021 (incorporated by reference to Exhibit 99.3 of the Registrants Report on Form 6-K filed with the Commission on April 4, 2022)

99.2*	Audited Annual Consolidated Financial Statements for the fiscal year ended December 31, 2021 (amended)

99.3+
Management’s Discussion and Analysis for the fiscal year ended December 31, 2021 (amended) (incorporated by reference to Exhibit 99.1 of the Registrants Report on Form 6-K filed with the Commission on August 22, 2022)

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith
+	Previously Filed

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on
Form 20-F
and has duly caused this Amendment No. 2 to this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

By:	/s/ Russel H. McMeekin
Name:	Russel H. McMeekin
Title:	Chief Executive Officer, President and Director
Date: August 22, 2022